SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 5, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on March 5, 2008.

PRESS RELEASE
Amsterdam, 5 March
2008
ING to invest in its retail banking branch network in the Netherlands
ING announced today that it will make a substantial investment in its retail banking branch network in the Netherlands to further raise ING’s potential for future growth. The investment will enhance the quality of services for the combined customer base of ING Bank and Postbank by creating a nationwide banking network of over 800 branches.
This investment is in line with ING’s retail banking strategy in the Netherlands to combine Postbank and ING Bank under one single brand to meet the growing demand of its customers for direct banking services in combination with access to personal financial advice.
According to the plans, the Postbank services currently offered in the 250 main post offices will be transferred to 283 modern, open, full service ING branches. These branches will improve ING’s capabilities to provide both ING Bank and Postbank customers with access to personal financial advice and the full range of its products and services. In addition, ING will extend access of its 550 Postbank outlets located in shops to ING Bank’s customer base. ING‘s total branch network will consist of more than 800 branches.
To further increase customer proximity and quality of services, ING will have more branches close to shopping centres and extend the opening hours to after office hours in the coming years.
In conjunction, both ING and TNT have agreed to gradually unwind their joint venture Postkantoren B.V. over the next five years. ING will take a provision of EUR 87 million for the restructuring costs in the first quarter of 2008 and expects to generate additional pre tax earnings of EUR 68 million per year as of 2012. In addition, ING plans to make an investment of EUR 175 million to expand and enhance its full service branches over a period of five years.

The new retail banking network of ING in the Netherlands:
Full service branches: 283
Outlets in shops: 550
Cash service points and ATMs: 3075
The ING branch network will be accessible for all Postbank and ING Bank customers as of 2009.
Press enquiries
Nanne Bos
ING Group
+31 20 541 6516
nanne.bos@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer W.A. Brouwer
Assistant General Counsel
Dated: March 5, 2008